Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2014

November 28, 2014

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2014

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation (the "Company" or "Lingo Media") and its financial condition and results of operations, prepared as of November 28, 2014, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the nine months ended September 30, 2014, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its five subsidiaries: ELL Technologies Limited (“ELL Technologies”); ELL Technologies Ltd. (“ELL Canada); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

As of September 30, 2014, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 522 million units from its library of program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Master and Kids, in addition to custom solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website features Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and also offers sponsorships.

Recent Developments

As of September 30, 2013, Lingo Media had:

●

signed a seven (7) year renewal agreement to co-publish and distribute the recently State Ministry of Education approved PEP Primary English and Starting Line programs with People’s Education Press and Peoples Education Electronic & Audiovisual Press, China’s MoE’s publishing arm

●	completed the redesign of the product user interface, learning management system and the multi-browser delivery system for desktops for ELL Technologies’ products including – Master and Scholar

●	resumed sales and marketing of ELL Technologies’ Master and Scholar products

●	continued the redesign of ELL Technologies’ Kids product

At the Company’s Annual and General Meeting (“AGM”) held on August 28, 2014, shareholders re-elected Messrs. Jerry Grafstein, Martin Bernholtz, Michael Kraft, Mohamed El Ammawy, Scott Remborg and Tommy Weibing Gong as board directors.

The directors held a board meeting following the AGM and reappointed Michael Kraft as President & CEO, Khurram Qureshi as Chief Financial Officer and Gali Bar-Ziv as Chief Operating Officer.

On September 27th 2014,the Company announced that it had negotiated a one year extension to the term of the $880,000 loan financing (the "Loan") originally completed on September 8, 2010 with a one year term and extended for further one year terms on September 8, 2011, September 8, 2012, and September 8, 2013. The new maturity date of the Loan is September 8, 2015 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of the Company’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty. As additional consideration for the extension of the Loan by the lenders, the Company issued to the Lenders an aggregate of 600,000 common shares of Lingo Media which were subject to a four month statutory hold. The insider participation consisted of three directors who advanced an aggregate of $445,000 and one executive officer who advanced $35,000. It is expected that the Loan will be repaid from the Company's cash flow and any equity or debt financing completed by the Company during the new term of the Loan.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customers, People’s Education Press (“PEP”) and People’s Education Electronic Audio-Visual Press (“PEP AV”), China’s State Ministry of Education’s publishing arms, on the following basis:

People’s Education Press – Print-based Products

●	Finished Product Sales (reported semi-annually only) – PEP prints and sells Lingo Learning’s English language training components to provincial distributors in China; and

●

Licensing Sales (reported semi-annually only) – PEP licenses Lingo Learning’s English language training components to provincial publishers who then print and sell the programs to provincial distributors in China.

People’s Education Electronic Audio-Visual Press – Audio Visual-based Products

●	Finished Product Sales (reported quarterly) – PEP AV manufactures and sells Lingo Learning’s English language training components to provincial distributors in China; and

●

Licensing Sales (reported quarterly) – PEP AV licenses Lingo Learning’s English language training components to provincial publishers who then manufacture and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP AV are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

 Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

ELL Technologies has now fully-integrated Parlo into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $63,780 for the quarter ended September 30, 2014 compared to $20,590 for 2013 from People’s Education & Audio Visual Press, an increase of 210%.

According to the Company’s current practice of recording revenues from PEP, Lingo Media recognizes no revenues from its print-based English language learning business in the first and third quarters as the sales from print-based products in China are reported semi-annually in second and fourth quarters.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $158,688 for the quarter ended September 30, 2014, compared to $109,549 for the same period in 2013, and increase of 45%. The Company launched its redesigned suite of products including Scholar, Business, Master and Kids and resumed its sales and marketing efforts September 2013.

Speak2Me’s revenue for the period ended September 30, 2014 was $Nil compared to $Nil for September 30, 2013. Speak2Me has plans to revise its product feature set and offerings with new technology applications in order to enhance user engagement and experience. Speak2Me will resume sales of online advertising and sponsorships with its relaunch.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2014 Lingo Media had working capital deficiency of $640,371 compared to a working capital deficiency of $1,148,803 as at September 30, 2013. Total comprehensive loss for the three months ended September 30, 2014 was $255,659 compared to total comprehensive loss of $323,227 for the three months ended September 30, 2013.

	2014	2013	2012
Revenue
Print-Based English Language Learning	$63,780	$20,590	$62,272
Online English Language Learning	158,688	109,549	67,152
	222,468	130,139	129,424
Total Comprehensive Income / (Loss)	(255,659)	(323,227)	(690,052)
Income / (Loss) per Share, Basic and Diluted:	$(0.01)	$(0.02)	$(0.03)
Total Assets	2,089,204	1,967,613	2,334,446
Working Capital / (Deficit)	(640,371)	(1,148,803)	(757,913)
Cash (Used)/Provided - Operations	$25,390	$(3,661)	$(376,710)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The Company had cash on hand as at September 30, 2014 of $19,417 (2013 - $12,869) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

During the third quarter, revenues from print-based English language learning for the quarter were $63,780 compared to $20,590 for the same period in 2013, an increase of 210%. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues. During the period, Lingo Media earned $158,688 in online English language learning revenue as compared to $109,549 in 2013, and increase of 45%. This revenue increase from online English Language Learning is a result of the resumption of sales and marketing efforts with the launch of its redesigned suite of products.

Selling, General and Administrative

During the second quarter, selling, general and administrative expenses decreased to $205,626 compared to $219,791 in 2013. This decrease was due to the reduction in administration costs, consulting fees and salaries, and travel expenses in 2014. Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $109,900 in 2013 to $92,693 in 2014 primarily because of the reduction in administration costs, consulting fees and salaries, travel expenses and shareholder service expenses. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2014	2013
Sales, marketing & administration	$29,079	$45,925
Consulting fees and salaries	62,597	97,549
Travel	11,097	22,274
Premises	32,079	33,998
Shareholder service	10,877	18,178
Professional fees	18,514	10,067
	164,243	227,991
Less: Grants	(71,550)	(118,091)
	$92,693	$109,900

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $112,933 for the period compared to $109,891 for the same period in 2013. Selling, general and administrative costs for this business unit slightly increased in 2014. The Company launched its redesigned suite of products and resumed its sales and marketing efforts.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

	2014	2013
Sales, marketing & administration	$29,508	$36,333
Consulting fees and salaries	50,860	53,115
Travel	3,594	5,259
Premises	8,742	5,630
Shareholder service	-	-
Professional fees	20,229	9,554
	$112,933	$109,891
Total Selling, General and Administrative Expenses	$205,626	$219,791

Total Comprehensive Income / (Loss)

Total comprehensive loss was $255,659 for the three-month period ended September 30, 2014 as compared to a loss of $323,227 in 2013. This loss can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2014	2013
Revenue	$158,688	$109,549
Expenses:
Direct cost	49,277	30,852
General & administrative	112,933	109,891
Amortization of property & equipment	662	704
Amortization of development costs	154,377	116,652
Income taxes and other taxes	-	2,409
	317,249	260,508
Segment Loss - Online English Language Learning	(158,561)	(150,959)

Print-Based English Language Learning
Revenue	63,780	20,590
Expenses:
Direct cost	17,968	6,000
General & administrative	92,693	109,900
Amortization of property & equipment	996	1,053
Income taxes and other taxes	9,946	2,792
	121,603	119,745
Segment Loss – Print-Based English Language Learning	(57,823)	(99,155)
Other
Foreign exchange	110,176	(25,629)
Interest and other financial expenses	(43,619)	(56,646)
Stock-based compensation	(29,319)	(11,597)
Other comprehensive income	(76,513)	20,759
	(39,275)	(73,113)
Total Comprehensive Loss	$(255,659)	$(323,227)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange gain of $110,176 as compared to a loss of $25,629 in 2013, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $29,319 compared to $11,597 during 2013.

Net Income (Loss) for the Period

The Company reported a net loss of $169,200 for the quarter as compared to a net loss of $338,785 in 2013, an operational improvement of $169,585. This improvement is primarily attributed to an increase in revenue of $92,329, a reduction in selling, general and administrative expenses of $14,165 and an increase in foreign exchange expense due to fluctuation in US Dollar vs. Canadian Dollar.

Summary of Quarterly Results

	Q4-13	Q1-14	Q2-14	Q3-14
Revenue	$1,024,555	$236,051	$877,879	$222,468
Income / (Loss) Before Taxes and Other Comp Income	635,183	(44,110)	339,769	(169,200)
Total Comprehensive Income / (Loss)	446,766	(181,565)	200,534	(255,659)
Income / (Loss) per Basic and Diluted Share	$0.020	$(0.000)	$0.010	$(0.010)

	Q4-12	Q1-13	Q2-13	Q3-13
Revenue	$891,747	$137,754	$715,618	$130,139
Income / (Loss) Before Taxes and Other Comp Income	(230,718)	(364,031)	155,240	(338,785)
Total Comprehensive Income/ (Loss)	38,611	(398,951)	42,080	(323,227)
Income / (Loss) per Basic and Diluted Share	$0.002	$(0.020)	$0.002	$(0.015)

Liquidity and Capital Resources

As at September 30, 2014, the Company had cash of $19,417 compared to $12,869 for the same period in 2013. Accounts and grants receivable of $996,465 were outstanding at the end of the period compared to $793,489 in the third quarter of 2013. With 90% of the receivables from PEP and a 90 to 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,082,408 (2013 - $873,109) with current liabilities of $1,722,779 (2013 - $2,021,912) resulting in a working capital deficiency of $640,371 (2013 - $1,148,803).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements. The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2014	$52,005
2015	200,690
2016	43,741
2017	9,774

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $87,679 (2013 – $85,215) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

At September 30, 2014, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $485,000) bearing interest at 9% per annum. Interest expense related to these loans is $10,889 (2013 - $10,102).

Additional Disclosure

Intangibles

	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2013	$6,792,163	$1,477,112	$130,000	$8,399,275
Additions	358,757	-	-	358,757
Foreign exchange effect	5,942	-	-	5,942
Cost, September 30, 2013	7,156,862	1,477,112	130,000	8,763,974
Additions	72,954	-	-	72,954
Foreign exchange effect	(4,751)	-	-	(4,751)
Cost, December 31, 2013	7,225,065	1,477,112	130,000	8,832,177
Additions	394,671	-	-	394,671
Foreign exchange effect	7,081	-	-	7,081
Cost, September 30, 2014	$7,626,817	$1,477,112	$130,000	$9,233,929

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

	Software and web development	Content Platform	Customer Relationships	Total
Accumulated depreciation, January 1, 2013	$6,626,596	$766,446	$130,000	$7,523,042
Charge for the period	98,308	220,960	-	319,268
Foreign exchange effect	(472)	-	-	(472)
Accumulated depreciation, September 30, 2013	6,724,432	987,406	130,000	7,841,838
Charge for the period	37,319	74,462	-	111,781
Foreign exchange effect	1,663	-	-	1,663
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	7,955,282
Charge for the period	208,579	220,960	-	429,539
Foreign exchange effect	(2,495)	-	-	(2,495)
Accumulated depreciation, September 30, 2014	$6,974,488	$1,282,828	$130,000	$8,387,315

Net book value, December 31, 2012	$165,567	$710,666	-	$876,233
Net book value, September 30, 2013	$432,430	$489,706	-	$922,136
Net book value, December 31, 2013	$461,651	$415,244	-	$876,895
Net book value, September 30, 2014	$652,330	$194,284	-	$846,614

Property and Equipment

Cost, January 1, 2013	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	1,016
Cost, September 30, 2014	$166,398

Accumulated depreciation, January 1, 2013	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673
Charge for the period	5,272
Disposal	(44,276)
Effect of foreign exchange	1,165
Accumulated depreciation, September 30, 2014	$145,834

Net book value, January 01, 2013	$38,356
Net book value, December 31, 2013	$31,926
Net book value, September 30, 2014	$20,564

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Disclosure of Outstanding Share Data

As of November 28, 2014, the followings are outstanding:

Common Shares – 22,379,177

Warrants – 5,533,668

Stock Options – 3,407,500

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis